August 3, 2012

Cindy Rose

Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	RiverNorth Funds (the “Registrant”)

    File No. 811-21934

Dear Ms. Rose:

We received one comment from you by telephone following your review of the financial statements filed on behalf of RiverNorth Funds. You requested that we review the holdings of the Funds as of the end of the period to confirm that the entry in the schedule of investments indicating that the Funds held cash is correct and, if this position was actually a money market fund or a cash alternative, make the correction in future filings and include these securities in the tables that describe Level 1, Level 2, and Level 3 valuation input. We have confirmed with RiverNorth Funds that the positions held in the Funds at the end of the period were actually cash holdings and, therefore, no additional disclosure or revisions are required.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com Phone: 614.469.3265 Fax: 614.469.3361 bam 713645.1